

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 12, 2006

Mr. Ian T. Bothwell
Vice President, Chief Financial Officer, Treasurer and Assistant Secretary
Rio Vista Energy Partners L.P.
820 Gessner Road, Suite 1285
Houston, TX   77024

> **Re: Rio Vista Energy Partners L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed April 6, 2006**
> **File No. 000-50394**
> **Response Letter Dated September 13, 2006**

Dear Mr. Bothwell:

We have reviewed your Form 10-K for the fiscal year ended December 31, 2005, and your response letter dated September 13, 2006, and have the following additional comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis, page 23

Critical Accounting Policies, page 45

1.   We have read your response to prior comment 1, including the proposed revisions to your critical accounting policy disclosures. Although your proposed revisions indicate that it may be necessary to reassess your accounting policies in the event certain changes to your business operations occur, your revisions do not sufficiently address the critical judgment and estimation attributes that are inherent in your existing accounting policies, which govern your business operations as currently reflected in your financial statements. We reissue prior comment 1.

Financial Statements

Note A – Organization, page 53

2. We note that you have not complied with prior comment 2, advising of the requirement to include financial statements of predecessor entities in your annual report on Form 10-K under Rule 3-02 of Regulation S-X. We understand that carve-out financial statements for the division of Penn Octane that you obtained in the spin-off transaction in 2004 were included in your previously filed Form 10. However, though the related operating results included in such carve-out financial statements were generated by Penn Octane prior to your acquisition, this does not negate the requirement to include financial statements for the predecessor entity in your periodic report. We reissue prior comment 2.

Note B – Summary of Significant Accounting Policies, page 54

Revenue Recognition on Sales of LPG, page 57

3. We note that you have not complied with prior comments 3 and 4, in which we had asked you to include a policy note regarding your presentation of restricted cash; and additional clarity in your disclosure about revenue recognition, specifically as it relates to the physical conveyance of product or rendering of services. Although you may have added details about restricted cash and of the criteria under which revenue is recognized, in response to earlier comments, that does not obviate the interest in further enhancements to your disclosures at this time. We reissue prior comments 3 and 4.

Controls and Procedures, page 81

4. We reviewed the revisions to the controls and procedures disclosure that you proposed in response to prior comment 5; and note that you would insert "…and for the quarter ended December 31, 2005…" in the first paragraph of your disclosure, as an adjunct to your reference to the location of definitions in the Exchange Act. However, at issue is whether there were any changes to your internal controls during such period, which should be addressed in the second paragraph of your disclosure. Please comply with Item 308(c) of Regulation S-K, and ensure that your officers' representations made in paragraph 4(c) of their certifications, included in Exhibit 31, conform to these disclosures.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to

Mr. Ian T. Bothwell
Rio Vista Energy Partners L.P.
October 12, 2006
Page 3

provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donald F. Delaney, staff accountant, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686, with any other questions.

Sincerely,

Karl Hiller
Branch Chief